Exhibit 99.1

ITW Reports 10 Percent Increase in 2003 Third Quarter Income Per Diluted Share from Continuing Operations; Operating Revenues Grow 5 Percent; Operating Margins Improve 40 Basis Points to 16.9 Percent in the Third Quarter; Company Raises Full-Year Earnings Forecast

GLENVIEW, ILLINOIS—(October 16, 2003)—Illinois Tool Works Inc. (NYSE:ITW) today reported that 2003 third quarter income per diluted share from continuing operations increased 10 percent versus the prior year period primarily due to contributions from currency translation, improved operating performance and acquisitions in the company's North American and international business units. Operating revenues increased 5 percent and operating income grew 7 percent in the third quarter.

Income from continuing operations in the 2003 third quarter was $269.8 million, or 87 cents per diluted share, compared with $244.3 million, or 79 cents per diluted share, in the prior year period. In addition to contributions from currency translation, the increase in the Company's third quarter income was driven by the modest growth of North American revenues and operating income in September as well as contributions from selected Specialty Systems international business units. Leasing and Investments also contributed to third quarter income growth.

For the 2003 nine month period, income from continuing operations increased 7 percent to $753.3 million, or $2.44 per diluted share, from $703.9 million, or $2.28 per diluted share in the prior year period. Operating revenues increased 5 percent to $7.41 billion from $7.04 billion in the year earlier period and operating income grew 6 percent to $1.20 billion from $1.14 billion in the first nine months of 2002.

The Company's free operating cash flow continued to be strong in the third quarter of 2003 at $350.0 million. Year to date the Company has generated $744.4 million of free operating cash flow.

"We were pleased with our ability to grow income from continuing operations 10 percent and improve our operating margins 40 basis points to 16.9 percent even as base business revenue for the company was minus 3 percent for the quarter," said W. James Farrell, Chairman and Chief Executive Officer. "While we welcome the fact that our North American September revenue and income results were stronger than we originally anticipated, we remain cautious about a sustainable end market rebound in the fourth quarter of this year."

Segment highlights for the 2003 third quarter and nine month period include:

North American Engineered Products third quarter revenues and operating income increased 1 percent and 2 percent, respectively, as strength in the ITW construction and Wilsonart businesses offset weakness from the automotive units. As a result, third quarter operating margins of 16.9 percent were 20 basis points higher than the year earlier period. For the nine month period, revenues were flat and operating income declined 8 percent. Operating margins of 16.3 percent were 140 basis points lower than the year ago period.

International Engineered Products third quarter revenues grew 17 percent largely as a result of the positive impact of currency translation and modest base revenue contributions from the construction businesses. While operating income grew 7 percent mainly due to the benefits of currency translation, third quarter operating margins of 13.8

percent declined 120 basis points from the year earlier period as a result of increased restructuring expenses. For the nine month period, revenues grew 20 percent and operating income increased 19 percent. Operating margins of 13.0 percent were essentially flat with the year ago period.

North American Specialty Systems operating revenues decreased 1 percent mainly due to base business revenue declines in the food equipment and marking and decorating businesses, partially offset by contributions from acquisitions. Operating income, however, increased 6 percent largely as a result of ongoing 80/20 contributions from the food equipment, welding, and marking and decorating businesses. As a result, third quarter operating margins of 18.2 percent were 120 basis points higher than the year earlier period. For the nine months, revenues decreased 3 percent and operating income grew 4 percent. Operating margins of 16.5 percent were 110 basis points higher than the year ago period.

International Specialty Systems third quarter revenues increased 14 percent largely due to the impact of currency translation and acquisitions. Operating income grew 17 percent as a result of contributions from both currency translation and improved operating performance from the food equipment, decorating and welding businesses. While operating margins of 10.6 percent were 20 basis points higher than the year ago period, they were muted by higher year-over-year restructuring expenses. For the nine months, revenues and operating income increased 16 percent and 17 percent, respectively. Operating margins of 10.5 percent were up slightly from the year earlier period.

Leasing and Investments third quarter operating income of $24.7 million was $6.2 million higher than the year ago period mainly as a result of higher income from venture capital investments, properties held for sale and property developments. As a result of the adoption of FASB Interpretation No. 46 in the third quarter, the Company has deconsolidated its commercial mortgage subsidiaries. These mortgage investments will be presented on the balance sheet as a one-line investment, net of related nonrecourse debt and deferred investment income. This net investment will be accounted for on a prospective basis using the equity method. There was no cumulative effect recorded for the change in accounting.

Looking ahead, the Company continues to be uncertain about economic conditions for the 2003 fourth quarter and the related impact on North American and international end markets. For full-year 2003, however, the Company is raising its earnings forecast, with income per diluted share from continuing operations expected to be in the range of $3.23 to $3.33. For the 2003 fourth quarter, the Company is forecasting income per diluted share from continuing operations to be in the range of 79 cents to 89 cents.

The Third Quarter 2003 Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding end market conditions and base business expectations for full year 2003 and the Company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2003 second quarter and ITW's Form 10-K/A for full-year 2002.

ITW is a $9.5 billion diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 600 decentralized operations in 44 countries and employs some 48,700 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com